Filed by Public Storage, Inc.
Pursuant to Rule 165 and Rule 425(a) under the
United States Securities Act of 1933, as amended

Subject Company:	Shurgard Storage Centers, Inc.
Commission File No. 001-11455
Date:	May 5, 2006

FINAL TRANSCRIPT

PSA—PUBLIC STORAGE FIRST QUARTER EARNINGS CONFERENCE CALL

May 5, 2006/12:00 P.M. ET

CORPORATE PARTICIPANTS:

RONALD L. HAVNER

Public Storage, President and CEO

JOHN REYES

Public Storage, SVP and CFO

CLEM TENG

Public Storage, VP of Investor Relations

PRESENTATION:

OPERATOR: Welcome to Public Storage’s first quarter earnings conference call. Today’s call is being recorded. It will be available later for replay. The dial in number is 877-519-4471 and enter pin number 7304477.

At this time, all participants have been placed in a listen-only mode, and the floor will be open for your questions following the presentation. If you would like to ask a question at that time, please press star one on your touch-tone phone. If at any point your question has been answered, you may remove yourself from the queue by pressing the pound key. We ask that you please pick up your handsets to allow optimal sound quality.

It is now my pleasure to turn the floor over to Mr. Clem Teng, Vice President of Investor Services. Sir, you may begin.

CLEM TENG, VICE PRESIDENT INVESTOR SERVICES, PUBLIC STORAGE: Good morning, and thank you for joining us for our first quarter earnings call.

Here with me today are Ron Havner, CEO, and John Reyes, CFO. We will follow the usual format followed by a question-and-answer period. However, to allow for equal participation, we request that you ask only one question when your turn comes up and then return to the queue for any follow up questions.

Before we begin, I would like to provide the forward-looking statement warning. All statements other than statement of historical facts included in this conference call are forward-looking statements. All forward-looking statements speak only as of the date of this conference call, and Public Storage undertakes no obligation to update or revise any forward-looking statement whether as a result of new information, future event or otherwise. These forward-looking statements are subject to a number of risks and uncertainties, many of which are beyond Public Storage’s control, that could cause actual results to differ materially from those set forth in or implied by such forward-looking statements.

In addition to the risks and uncertainties of ordinary business operations, the forward-looking statements of Public Storage made on this conference call are also subject to, among others, approval of the proposed merger with Shurgard Self Storage Centers Inc. by the shareholders of Shurgard and Public Storage, difficulties encountered in, integrating Public Storage and Shurgard, satisfaction of closing conditions of the proposed merger, the inability to realize or delays in realizing expected synergies from the merger and unanticipated operating costs, risks associated with international operations and the effective general and local economic and real estate conditions.

Additional information about risks and uncertainties that could adversely affect Public Storage’s forward-looking statements are described in the company’s reports filed with the Securities and Exchange Commission, including our 2005 annual report on Form 10-K, our current report on Form 8-K filed on March 7th, 2006, our registration statement on Form S-4 filed on April 20th, 2006, and our other SEC filings after the 2005 10-K. We will also provide certain non-GAAP financial measures. A reconciliation to GAAP of these non-GAAP financial measures is included in our press release, which can be found at our Web site at www.publicstorage.com.

As a reminder, our press release and an audio Web cast replay of this conference call are available at our Web site, and complete financial information will be available in our first quarter Form 10-K, which will be filed shortly with the Securities and Exchange Commission.

Now I will turn it over to John Reyes.

JOHN REYES, CHIEF FINANCIAL OFFICER, PUBLIC STORAGE: Thank you Clem. As reported yesterday, we achieved solid first quarter operating results. Our funds from operations increased to 94 cents per share compared to 79 cents per share for the first quarter last year, representing an increase of 15 cents per share or 19 percent. This increase was the result of strong core growth offset by three items that added one cent per share to each period.

These three items included applying EITF topic D-42, the gain on the sale of non-real estate assets, and costs related to the Shurgard merger. After adjusting for these items, funds from operations were 95 cents per share for the first quarter of this year compared to 80 cents per share in 2005 or an increase of 15 cents. This increase was driven primarily from improved same store operations which contributed six cents, newly acquired and development facilities that added one cent, refinancing higher coupon preferred stock added two cents, greater interest income on cash balances resulting from higher interest rate environment provided two cents, the benefit from retained free cash flow during the quarter which added approximately three cents per share and tenant insurance and ancillary operations added one cent.

Our same store facilities continued their strong operating performance. Revenues for these stores grew 5.1 percent, driven primarily by an increase in rental rates combined with slightly higher occupancy.

Operating expenses increased by 2.9 percent for the quarter, advertising and promotion expenses were 12 percent higher, primarily due to more aggressive media programs. Ron will expand upon this later.

Our reservation center expenses increased by 11 percent. In preparation for our seasonal rental period, we increased our staffing levels earlier this year compared to last year. As a result, payroll costs in our reservation center were higher. We should see the benefit from this through better conversion ratios and lower temp costs moving into the second and third quarters.

Utility costs rose by 5.3 percent for the quarter. We expect that this trend will continue and accelerate through 2006 as energy prices remain high. Property insurance declined by 7.6 percent as we benefited from improved cost controls and lower premiums over the past year.

As discussed last quarter, we expected a large increase in property insurance due to the impact of last year’s hurricanes. Our policy renewed on April 1st, and as a result, the increase will be about one million per quarter for the next year.

Net operating income increased by a solid 6.3 percent. Our gross margins improved to 65.4 percent for the quarter compared to 64.7 percent in the first quarter of 2005.

With respect to the remaining balance of our self storage assets, consisting of our development and acquisition properties, revenues for the quarter increased to $40 million compared to $29 million for the first quarter of 2005.

Net operating income rose to $25 million compared to $18 million for the same period of 2005.

From a balance sheet perspective, we continue to maintain our strong financial position.

For the first quarter of 2006, our fixed charge coverage ratio was a solid 3.4 times. Last week Standard and Poor’s affirmed our ratings and removed us from credit watch where they had placed us following our merger announcement with Shurgard.

This past week, we issued $518 million of our seven and a quarter percent Series I preferred stock. The net proceeds are expected to be used to fund the cash requirements of the Shurgard merger. We anticipate raising additional capital prior to the close of the Shurgard merger.

During the third and fourth quarters, we also have the opportunity to redeem $650 million of our preferred stock. EITF D-42 charges associated with these redemptions will be about $22 million.

We also expect that there will be similar charges associated with PS Business Parks preferred stock redemptions. Our pro rata share will be approximately $2.1 million.

For the first quarter, distributions paid to our common shareholders were approximately 56 percent of our funds available for distribution, an improvement from 59 percent compared to the first quarter of 2005. As a result, retained operating cash flow increased by 22 percent to $50 million for the first quarter compared to $41 million in 2005.

With that I will now turn it over to Ron.

RON HAVNER, CHIEF EXECUTIVE OFFICER, PUBLIC STORAGE: Thank you John. We had another good quarter. Our continued focus on the three Ps, people, product and pricing is producing substantial growth in cash flow per share. From operational excellence to capital deployment and balance sheet management, our organization is focused and executing.

For the first quarter we generated solid operating results. Our revenue per available square foot or REVPAF grew by 5.1 percent to $10.77 cents per square foot. This was achieved through growth in realized rent to 4.6 percent along with 30 basis points higher average occupancy to 90.2 percent.

Recall that REVPAF takes into account rental rates, promotional discounts and occupancy and is one of the key indicators of our progress. Going forward, we are well positioned to continue to grow REVPAF as in-place rents at the end of March 2006 were 5.1 percent higher than the same period last year, or about $13 per foot. Continued growth in REVPAF is, in part, a reflection of our marketing and promotion programs which continue to produce excellent results.

During the first quarter, we focused our media programs on the more productive 18 markets and increased the number of weeks we advertised on TV to nine from eight, resulting in higher overall media costs. This activity increased movement by almost four percent to 141,000 customers compared to 136,000 customers in the same quarter last year. Move-outs were about the same as last year, or 136,000 customers. Accordingly, we had net positive absorption of about 5,000 customers in the first quarter, an excellent return on this modest increase in media spend.

Our customer acquisition cost, which is the sum of Yellow Pages, media, promotional discounts and our national call center, increased moderately to $161 per customer versus $154 last year. However, when applied against the higher rates and administrative fees we were able to charge, net customer acquisition cost improved by over $2 per customer. While our operating expense rose to three percent, somewhat higher than recent quarters, it is lower than what we expect for the balance of the year, as John discussed. Media expenditures will continue to be volatile as we adapt to market and competitive conditions. With respect to capital deployment, we continue to find attractive opportunities to acquire and develop property.

During the quarter, we acquired six properties located in New York, Florida, Illinois, Virginia and California. These acquisitions had an aggregate cost of approximately $51 million and added 380,000 net rentable square feet to the portfolio. Initial occupancy on these properties ranged from zero to 83 percent.

Following the first quarter, we acquired three additional facilities with 228,000 net rentable square feet located in Florida, New Jersey, and Delaware for approximately $31 million. We are also under contract to acquire four additional facilities with 330,000 net rentable square feet at a cost of about $28 million. These facilities are located in Georgia, Florida and Colorado.

During the quarter we also completed four development and repackaging projects that added 175,000 net rentable square feet to the portfolio with a cost of about $16 million.

We currently have 54 projects under consideration for development and repackaging, which could add about three and a half million net rentable square feet to the portfolio over the next couple of years.

We expect both our development and acquisition facilities will continue to provide meaningful growth in future quarters as they are integrated into our operating system, reach stabilized occupancy levels and attain greater pricing power.

By far, our largest capital deployment opportunity is the acquisition of Shurgard. As the S-4 filing outlines, we have been working on this transaction for over a year. With the announcement of an agreement on March 7th, most of the senior management team is now involved and focused on implementing a smooth integration.

As part of this process, we have met with all of Shurgard’s management. This includes the corporate functions in Seattle, field operations management, district managers as well as the European corporate and field management. We have a good sense of the organization and operation and have developed a good integration plan that addresses the wide variety of personnel and systems issue associated with the merger. We have also met with several of Shurgard’s independent directors and are in the process of selecting one of them to become a member of Public Storage’s board.

Our next step is to host key Shurgard personnel from the U.S. and Europe at meetings in Glendale next week. As the closing date approaches, we will be conducting additional meetings and training sessions.

Dave Grant and his leadership team have been instrumental in this integration process, helping us to understand the Shurgard organization, people and business practices. This is a team effort and there are excellent lines of communication between the companies. There is a positive spirit of working together to complete this merger.

With respect to the S-4, it is being formally reviewed by the SEC; accordingly we are now targeting a close during the third quarter.

We are excited about the combination of our two companies. There will be costs of implementing the merger and combining operations. We have not quantified the impact of these costs on our financial results other than is disclosed in the S-4. Further, most of the synergies from this merger will probably not be achieved until after 2006.

In closing, we achieved solid first quarter operating results and generated good rates of return on invested capital. We are using our competitive advantages of scale, brand name, media and promotional programs as well as operational excellence to drive shareholder value. We remain focused on our business while at the same time successfully executing on our Shurgard integration plan. We are well positioned to capitalize on the opportunities of this merger.

With that, operator, let’s open it up for questions.

OPERATOR: Thank you. The floor is now open for questions. At this time, if you have a question, please press star one on your touch-tone phone. If at any point your question is answered, you may remove yourself from the queue by pressing the pound key. Again, we do ask that while you pose your question that you pick up your handset to provide optimal sound quality. Please hold while we compile the Q&A roster.

Your first question is coming from Jon Litt with Citigroup.

CRAIG MELCHER, CITIGROUP: Hi. It’s Craig Melcher here with Jon. What was the cause of the push back of the transaction to now being the third quarter versus the prior mid-year expectation?

RON HAVNER: The notice from the SEC that they’re going to formally review the S-4.

OPERATOR: Does that answer your question, sir?

CRAIG MELCHER: Then when did you receive that notice?

RON HAVNER: Last week.

CRAIG MELCHER: And so is there anything specific in that notification regarding it, or?

RON HAVNER: No.

CRAIG MELCHER: OK, thank you.

OPERATOR: Thank you. Your next question is coming from Ross Nussbaum with Bank of America Securities.

CHRISTINE McELROY, BANK OF AMERICA SECURITIES: Hi. It’s Christine McElroy here with Ross. We read in the proxy that you offered the position of President to Dave Grant. Can you tell us where that situation stands? And if you’d rather not comment specifically on Dave, can you kind of update us on the progress for filling that position if you do, in fact, plan to do so?

RON HAVNER: I’m not sure I follow the question. Who, President of Public Storage?

CHRISTINE McELROY: Yes.

RON HAVNER: Well that’s currently my job.

CHRISTINE McELROY: Do you plan on hiring somebody to replace Harvey?

RON HAVNER: No, I got the job, and I’m currently doing it. Dave and his leadership team are working hard on the integration. Dave is committed to stay through the closing of the merger, and what happens after that with Dave, we’ll see what happens.

CHRISTINE McELROY: OK, fair enough. Thank you.

OPERATOR: Thank you. Your next question is coming from Lou Taylor with Deutsche Bank.

LOU TAYLOR, DEUTSCHE BANK: Thanks, good morning. Can you talk a little bit about demand you’re seeing so far in this quarter with regards to any slowing at all from single family activity impacting, you know, demand for any of your locations and any particular cities that you could, or regions that you could reference as well?

JOHN REYES: Hi, Lou, this is John. You know, I’ve looked at the demand and the call volume and the reservation rates and move in volume on a daily basis, and you know, it fluctuates by market by property for various reasons, maybe some of which are the results of housing markets, but it’s very difficult for us to figure out the kind of the cause and effect. We’re constantly re-pricing our product. We’re advertising to stimulate demand. We turn off advertising and that kind of de-stimulates demand. We put on promotional activities, so we’re doing a lot that kind of impacts our demand. So it kind of, everything kind of gets lost in the wash so to speak.

So to specifically address the housing market, I’m sure it’s impacting us, but it’s hard for us to figure out to what degree.

LOU TAYLOR: OK, thank you.

OPERATOR: Thank you. Your next question is coming from David Cohen with Morgan Stanley.

DAVID COHEN, MORGAN STANLEY: Hi. It’s David Cohen, Morgan Stanley. Can you just give us a better sense of what savings and changes can be made immediately after the Shurgard merger?

RON HAVNER: Well the biggest change will obviously be in the corporate staff. But other than that, going forward, we don’t have anything to really discuss on that.

DAVID COHEN: Can you quantify any of the G&A savings that could be achieved right away?

RON HAVNER: You know, David, other than as disclosed …

JOHN REYES: Yes, David, in the S-4 as well as in an 8-K we filed pro forma financial statements, and as part of those financial statements, there was an adjustment to G&A to reflect some reduction in G&A, so I refer you to those, to that pro forma and the footnote there too.

DAVID COHEN: Thank you.

OPERATOR: Thank you. Your next question is coming from Mike Mueller with JP Morgan.

MIKE MUELLER, JP MORGAN: Yes hi. I don’t want to use this as my question, but just following up on the last question on G&A, is there a sense as to, there’s a timing delay to get to that, is that a stabilized G&A level? Is that an immediate G&A level? Just as a follow up to the prior question.

And then the other question that I had was, if you look at the debt maturities for Shurgard, it doesn’t look like they have any significant maturities until 2008. I think it’s around $800 million. Are there any plans to refinance that sooner than, sooner than the debt matures.

RON HAVNER: Well Mike, you got a couple of questions in there. Very good, Mike. I’ll let John address the G&A and the S-4.

JOHN REYES: Mike, as with all the intangible synergies that we hope to garner out of the merger, none of them are really going to happen day one 100 percent. It’s going to take time to get to the optimal levels of whatever synergies we think we can get out of the merger. So not withstanding the fact that we do have an adjustment to G&A in the pro forma doesn’t necessarily mean that that savings is going to happen day one. There’s going to be a timeframe to continue to wind down Shurgard and that will take a number of months to do. So nothing is going to be 100 percent day one.

RON HAVNER: With respect to the refinancing and debt maturities, Mike, as always, where it makes sense to pay off the debt and there aren’t onerous penalties, we’ll do that. I think you can conclude from our recent preferred offering that we will continue along the same lines with our current capital structure on a go forward basis.

MIKE MUELLER: On that $800 million of debt that matures in ‘08, are there onerous penalties on that outstanding debt?

JOHN REYES: There are some fees and costs, yes, Mike. Onerous is, you’ll have to define that for us.

MIKE MUELLER: I don’t know, whatever Ron said.

RON HAVNER: Next question.

OPERATOR: Thank you. Your next question is coming from Michael Knott with Green Street.

MICHAEL KNOTT, GREEN STREET: Morning guys. Just talk a minute about rent growth and your in place rent, can you just help us understand that $12.99, how far that might be below market if you have some customers who have been in your portfolio for a long time and may be paying a below market rent and better than that number. Can you just help us understand that and sort of what rent growth might be going forward?

RON HAVNER: Well Mike, the $12.99 is the in place rent, so that is a reflection of where, a weighted average of all the customers in the portfolio on a contractual basis today. There is a gap between that and the street rate of the current asking rates and that varies by market.

We don’t disclose that for competitive reasons, but there is a gap there, and you can somewhat infer that by the fact that if there wasn’t you would not continue to see that in place rent number continue to move up. So that’s an indication that the street rates are higher than the in place rents because as new customers come in, they roll in at higher rates and customers leaving, in many cases, are rolling out at lower rates. It’s an indication though if all the customers that are in the portfolio at March 31st were to stay for the entire month of, say, April, that the revenue would be approximately five percent higher than the same period of last year.

MICHAEL KNOTT: Thanks.

OPERATOR: Thank you. Your next question is coming from Jay Habermann with Goldman Sachs.

JAY HABERMANN, GOLDMAN SACHS: Hi, good morning. Ron, just a quick question on, back on concessions and advertising expenses. You know, given the strength of same store numbers, at what point do you think you can begin to cut back on those and what would be the impact on your margins?

JOHN REYES: That’s the $64 million question. We like to think that our properties operate at their best levels at about 90 to 92 percent occupancy, so we use various levers, various tools at our disposal, which is mainly marketing, dollar special promotions and pricing to try to maintain our occupancies at that level because at that point we think we’re maximizing our revenues. So we’re constantly adjusting all three of those levers, you know, throughout our portfolio, and you know, like today we may be cutting back on discounting in a particular market in Florida and maybe increasing discounts in another market here in California. So it’s this constant fluid thing that’s going on, so we can’t really give you any kind of definitive answer globally because it is happening, but it’s happening on a very local basis.

JAY HABERMANN: Thank you.

OPERATOR: Thank you. Your next question is coming from Rick Murray with Raymond James.

RICK MURRAY, RAYMOND JAMES: Good morning. The question I had relates to the accounting treatment of the severance costs and retention bonuses. Are those going to be expensed? And if so, over what time period?

JOHN REYES: For the most part, the severance costs as, for one, we start that it’s in the pro formas and the S-4 and the 8-K it basically shows you what we’re doing with the severance costs, but just to save you the effort of looking at it, they’re being capitalized for the most part. And primarily that’s because they’re not contingent, for the most part, on future employment with the company on a go forward basis. So they’re a direct cost of completing the merger.

RICK MURRAY: OK, thank you.

OPERATOR: Thank you. Your next question is coming from Mike Mueller with JP Morgan.

MIKE MUELLER: I just want to follow up on a comment, John, you made about property insurance going up $1 million over the next few, I think it was you, made a comment about property insurance going up $1 million over the next few quarters. Does that mean one million higher in Q2 versus Q1 and that run rate basically stays there, or it’s compounding over the next few quarters?

JOHN REYES: Yes, property, we’re talking about, you know, year-over-year, Mike, not sequentially.

MIKE MUELLER: OK. OK, great. Thanks.

OPERATOR: Thank you. Your next question is coming from Jay Habermann with Goldman Sachs.

JAY HABERMANN: That was quick. Just a quick follow up, on the $300 million, the 54 properties currently in various forms of redevelopment, you mentioned over the next two years. Does the bulk of that hit in 2007? I’m just curious if you could break it out?

RON HAVNER: Jay, part of it will come in, in ‘06, ‘07, ‘08. Some of it is contingent on getting zoning permits. We’ve, there’s development that is being completed in ‘06, first part of ‘07. There are repackaging opportunities where we’ve designed or thought through kind of how we’re going to redevelop a property. But now we have to go to the local planning commission and get that permitted. And usually that changes. And sometimes that can take anywhere from 60 days to we just had one completed that took two and a half years. So it can stretch on way beyond anything we’re currently planning, so that’s why we say will happen over the next couple of years.

JAY HABERMANN: Would you say maybe a third of it would be this year and the balance of it sort of ‘07, ‘08? Is that fair?

RON HAVNER: Yes, $70 million a year for the next couple of years.

JAY HABERMANN: OK, thank you.

OPERATOR: Thank you. Your next question is coming from Chris Pike with Merrill Lynch.

CHRIS PIKE, MERRILL LYNCH: Good morning. Quick question on caps. One of your competitors recently commented on how compression is making acquisitions more difficult. So A) do you guys see that in terms of the product you’re looking for? And if not, do you see it becoming more of a buyers’ market and a sellers’ market?

RON HAVNER: Well the, kind of going in cap rate or initial yield is just one of the factors we look at. As I touched on in our acquisitions during this quarter, we have properties ranging from zero percent occupancy to 83 percent occupancy, so obviously the one at zero is basically an out of the ground development, and so the cap rate was not, the initial cap rate was not a factor. But we look at what is the initial, what we think it’s going to grow to, how certain is that, how it fits into our portfolio and what will happen to it over a period of time as well as it’s location, as well as what it is relative to replacement costs. So the initial yield is just one factor. And it’s certainly not a determinate factor, as you could tell, because we bought a property with zero percent occupancy, and we did a couple of those in the fourth quarter as well as the third quarter of last year.

CHRIS PIKE: OK, you know, I understand, you know, in terms of like just stabilized properties, all else being equal, do you see general market level caps increasing, decreasing or just flat lining at this point?

RON HAVNER: I don’t have a forecast on what they’re doing.

CHRIS PIKE: OK, thanks.

OPERATOR: Thank you. Your next question is coming from David Cohen with Morgan Stanley.

DAVID COHEN: Hi. Ancillary revenues seem to be in line with last quarter, but the expenses were up over two million. Can you just, is that a seasonal thing? Or can you just explain what that is?

JOHN REYES: Yes, David, in the fourth quarter of ‘05, we had an adjustment to some accruals that brought the cost of operations down in the fourth quarter, whereas we didn’t have that. So that created the reduction in cost operations, an improvement in margins in the fourth quarter that you’re noticing now compared to the first quarter this year.

DAVID COHEN: Thank you.

OPERATOR: Thank you. Your next question is coming from Eric Rothman with Wachovia Securities.

ERIC ROTHMAN, WACHOVIA SECURITIES: Yes, good morning. I wanted to talk a little bit about expansions and conversions. When you do an expansion, do you need to take space offline? Or is there any disruption to the existing tenants?

RON HAVNER: You know, Eric, it really varies by property. One of the key attributes of the repackaging that really makes it work well from a return on capital standpoint is being able to redensify the property. And sometimes that entails taking one building out. Sometimes it can result in the demolishing of the entire property, and sometimes – I know we have a project in Florida that’s going where we’re basically building out what is currently being rented as RV parking. We’re adding buildings to that property and losing the RV parking by putting in a significant number of units on a very dense basis that will be a very, very attractive return on capital. So it varies by project.

On average, there is some tear down to the properties, and I think it was noted in the press release that some properties were pulled out of the same store portfolio going into ‘06 because they are candidates for repackaging and we will be eliminating units and then adding additional units, but it will be an apples and bananas comparison.

ERIC ROTHMAN: Sure. Does, do you find typically that it, the time that is required to reach your stabilized occupancy, your stabilized rental rate is any faster for an expansion because it’s already an existing, you know, sort of established property? Or does that not really make much difference?

RON HAVNER: Faster than a ground …

ERIC ROTHMAN: Than a ground up development for example.

RON HAVNER: Well in a, depending on how many units you tear down, what, in a ground up development typically what happens is your first year you have a lot of fill up because your customer base is new and you don’t have as much recycling of customers. When you get out to your third year of a fill up of development, you’ve got more customers, same, the same level of customers coming in, but now you have move outs in year two and three offsetting that. So that kind of volume of move ins and move outs is applicable to a repacking as well.

Your risk, obviously, in a repacking is much less than a ground up development because you’ve already established that there is demand in the marketplace. You’re known in the marketplace. You’ve had an existing property. So it’s a lower risk capital deployment opportunity than a ground up development.

ERIC ROTHMAN: Thank you very much.

OPERATOR: Once again, if you do have a question, you may press star one on your touch-tone phone at this time.

Your next question is coming from Mike Mueller with JP Morgan.

MIKE MUELLER: Hi. Last minutia line item question, but property tax expense trends, can you walk us through what’s been happening there because it looks like they were fairly flat through most of last year, a pretty sizeable dip in the fourth quarter, then a bigger pick up in the first quarter, and where we can, how we can think about that going forward?

JOHN REYES: Yes, I want to say I can make it easy for you, Mike, our property taxes, I think last year trended about three and a half to 3.7 percent. If you look at year-over-year quarter-by-quarter, you will see that type of relationship going on for the most part. In the field we’re targeting something very similar at about 3.5 to 3.7 percent increase, and you will probably see our property taxes increasing quarter-over-quarter, 3.5 to 3.7 percent.

MIKE MUELLER: OK …

JOHN REYES: Not on a sequential basis. On a year-over-year quarterly basis.

MIKE MUELLER: OK, thanks.

OPERATOR: Thank you. Your next question is coming from Ben Lentz with LaSalle Investment.

BEN LENTZ, LASALLE INVESTMENT: Hi, guys. I’m going to take another stab at Chris’ question, and I know it’s not your only criteria for acquisitions, but if you took this quarter’s acquisitions and put a stabilized occupancy on it at market rents, what do you think the yields would be?

RON HAVNER: Somewhere between seven and nine percent.

BEN LENTZ: OK, and do you, are those, you know, what’s kind of the difference between the California and New York kind of yield and the rest of the country on a typical acquisition if you would assume those, you know, stabilized occupancies?

RON HAVNER: You know, I would tell you it varies so much by sub-market …

BEN LENTZ: OK.

RON HAVNER: … even within New York and California. If you’re familiar with California, Palmdale out there in the desert has a different cap rate to it than West LA

BEN LENTZ: Yes. OK, so no generalities that you can give us.

RON HAVNER: No.

BEN LENTZ: OK, thank you.

OPERATOR: Thank you. I would like to turn the floor back over to Mr. Teng for any closing comments.

CLEM TENG: OK, thank you for attending our first quarter conference call this quarter, and we’ll talk to you next quarter and appreciate all your questions. Thank you. Bye.

OPERATOR: Thank you. This concludes today’s teleconference. Today’s call will be available later for replay. The dial in number is 877-519-4471 then enter pin number 7304477. Please disconnect your lines at this time and have a wonderful day.

ADDITIONAL INFORMATION AND WHERE TO FIND IT

In connection with the proposed transaction, Public Storage and Shurgard have filed a preliminary joint proxy statement/prospectus as part of a registration statement regarding the proposed merger with the Securities and Exchange Commission. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE DEFINITIVE JOINT PROXY STATEMENT/PROSPECTUS WHEN IT BECOMES AVAILABLE BECAUSE IT WILL CONTAIN IMPORTANT INFORMATION ABOUT PUBLIC STORAGE AND SHURGARD AND THE PROPOSED MERGER. Investors and security holders may obtain a free copy of the definitive proxy statement/prospectus when they become available and other documents filed by Public Storage and Shurgard with the SEC at the SEC’s website at www.sec.gov. The definitive joint proxy statement/prospectus and other relevant documents When they become available may also be obtained free of charge from Public Storage or Shurgard by directing such request to: Public Storage, Inc., 701 Western Avenue, Glendale, CA 91201-2349, Attention: Investor Relations or Shurgard Storage Centers, Inc., 1155 Valley Street, Suite 400, Seattle, WA 98109, Attention: Investor Relations. Investors and security holders are urged to read the definitive proxy statement, prospectus and other relevant material when they become available before making any voting or investment decisions with respect to the merger.

Public Storage and Shurgard and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the shareholders of Public Storage and Shurgard in connection with the merger. Information about Public Storage and its directors and executive officers, and their ownership of Public Storage securities, is set forth in the proxy statement for Public Storage 2005 Annual Meeting of Shareholders, which was filed with the SEC on April 7, 2005. Information about Shurgard and its directors and executive officers, and their ownership of Shurgard securities, is set forth in the proxy statement for the 2005 Annual Meeting of Shareholders of Shurgard, which was filed with the SEC on April 7, 2005. Additional information regarding the interests of those persons may be obtained by reading the proxy statement/prospectus when it becomes available.

This communication shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.